FORT PITT CAPITAL FUNDS

AMENDMENT TO THE TRANSFER AGENT SERVICING AGREEMENT

THIS AMENDMENT dated as of February 4, 2004 to the Transfer Agent Servicing Agreement dated as of December 20, 2001, by and between Fort Pitt Capital Funds, a Delaware business trust, and Firstar Mutual Fund Services, LLC, a Wisconsin limited liability company, shall be as follows:

A.           Effective January 1, 2002, the name Firstar Mutual Fund Services, LLC, has been changed to U.S. Bancorp Fund Services, LLC.  Accordingly, all references to Firstar Mutual Fund Services, LLC in this Agreement shall be replaced with U.S. Bancorp Fund Services, LLC.  Similarly, any references to Firstar Bank, N.A. should be replaced with U.S. Bank, N.A.

B.	Anti-Money Laundering Program shall be amended and replaced in its entirety as follows:

Anti-Money Laundering Program

The Trust acknowledges that it has had an opportunity to review, consider and comment upon the procedures provided by USBFS describing various tools designed to promote the detection and reporting of potential money laundering activity by monitoring certain aspects of shareholder activity (the “Monitoring Procedures”) as well as written procedures for verifying a customer’s identity (the “Customer Identification Procedures”), together referred to as the “Procedures,” and the Trust has determined that the Procedures, as part of the Trust’s overall anti-money laundering program, are reasonably designed to prevent the Fund from being used for money laundering or the financing of terrorist activities and to achieve compliance with the applicable provision of the Bank Secrecy Act and the implementing regulations thereunder.

Based on this determination, the Trust hereby instructs and directs USBFS to implement the Procedures on the Trust’s behalf, as such may be amended or revised from time to time.

It is contemplated that these Procedures will be amended from time to time by the parties as additional regulations are adopted and/or regulatory guidance is provided relating to the Trust’s anti-money laundering responsibilities.

USBFS agrees to provide to the Trust:

(a)
Prompt written notification of any transaction or combination of transactions that USBFS believes, based on the Procedures, evidence money laundering activity in connection with the Trust or any shareholder of the Fund;

(b)
Prompt written notification of any customer(s) that USBFS reasonably believes, based upon the Procedures, to be engaged in money laundering activity, provided that the Trust agrees not to communicate this information to the customer;

(c)	Any reports received by USBFS from any government agency or applicable industry self-regulatory organization pertaining to USBFS’s anti-money laundering monitoring on behalf of the Trust;

(d)	Prompt written notification of any action taken in response to anti-money laundering violations as described in (a), (b) or (c); and

(e)
A certified annual report of its monitoring and customer identification activities on behalf of the Trust.  USBFS shall provide such other reports on the monitoring and customer identification activities conducted at the direction of the Trust as may be agreed to from time to time by USBFS and the Trust.

The Trust hereby directs, and USBFS acknowledges, that USBFS shall (i) permit federal regulators access to such information and records maintained by USBFS and relating to USBFS’s implementation of the Procedures on behalf of the Trust, as they may request, and (ii) permit such federal regulators to inspect USBFS’s implementation of the Procedures on behalf of the Trust.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by a duly authorized officer on one or more counterparts as of the day and year first written above.

FORT PITT CAPITAL FUNDS	U.S. BANCORP FUND SERVICES, LLC

By: /s/ Thomas P. Bellhy	By: /s/ Joe D. Redwine